Fidelity (logo) Investments®	\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\	FMR LLC 82 Devonshire Street Boston MA 02109-3614 617 563 7000

August 16, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Investments Life Insurance Company:
Fidelity Investments Variable Annuity Account I
Registration No. (333-123884)
Post-Effective Amendment No. 8 to Registration Statement on Form N-4

Ladies and Gentlemen:

Pursuant to Rule 485(b)(1)(iii) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the Registrant is Post-Effective Amendment No. 8 to the current effective Registration Statement on Form N-4. This transmission contains a conformed signature page, the manually signed original of which, is maintained at the offices of the Registrant.

The purpose of this Post-Effective Amendment No. 8 to Fidelity Investments Variable Annuity Account I is to designate a new effective date, September 7, 2010 for the previously filed Post-Effective Amendment No. 7. The prospectus, statement of additional information (SAI), and Part C are identical to those filed in Post-Effective Amendment No. 7, and the prospectus, SAI, and Part C are incorporated herein in their entirety by reference to those filed in Post-Effective Amendment No. 7.

The comments Sally Samuel provided us will be addressed in our next 485(b) filing in September. We are submitting a correspondence filing to provide responses to her comments.

Please contact the undersigned at (617) 563-4347 in connection with any questions regarding this filing.

Thank you for your attention to this matter.

Very truly yours,

/s/Amy Sacheck
Amy Sacheck
Legal Department